July 26, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Exchange Place Advisors Trust

(1933 Act Registration No. 333-226989)

(1940 Act Registration No. 811-23373)

Ladies and Gentlemen:

On behalf of Exchange Place Advisors Trust (formerly, North Square Investments Trust) (the “Trust”) transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 37, and for filing under the Investment Company Act of 1940, as amended (the “1940 Act”), is Amendment No. 39 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

This Amendment is being made to disclose an investment strategy change being made to the North Square Core Plus Bond Fund. This Amendment does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Trust not included herein. No fee is required in connection with this Amendment.

Questions and comments concerning the enclosed materials may be directed to the undersigned at 513-577-1693.

Sincerely,

/s/ Karen Jacoppo-Wood

Secretary

cc: Stacy Louizos, Esq.

Andrew Cross, Esq.

Tyler Buchholz, Esq.